BY EDGAR

March 16, 2009

Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

RE:	Biomet, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2008, filed August 28, 2008

Forms 10-Q for the Quarterly Periods Ended August 31, 2008 and November 30, 2008

File No. 001-15601

Dear Ms. Tillan,

Biomet, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to comments received from the Staff of the Commission’s Division of Corporation Finance by letter dated March 11, 2009 with respect to the Company’s Form 10-K for the fiscal year ended May 31, 2008, the Company’s Forms 10-Q for the quarterly periods ended August 31, 2008 and November 30, 2008 and the Company’s response letter dated March 6, 2009 to the Staff’s comment letter dated February 20, 2009 . Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have included the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended May 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 56

1. We note your response to prior Comment 1, where you say that to date you have paid an aggregate amount of $82 million to distributors. You also state that you expensed the amounts since you did not receive any material benefit in addition to that which you were already legally entitled, except for an extension of the distributor agreement contract terms. Please tell us how you considered the extension of the terms of the distributor agreements in your accounting for the $82 million paid as a current period expense.

Response: In response to the Staff’s question on our accounting for the $82 million paid to our distributors, we note that if at any time during the term of the distributor agreements the distributors would retire or for any other reason, with or without cause, terminate the agreement or relationship with the Company, there are, as a general matter, no provisions to recoup these payments. In addition, while our distributor agreements have not historically required any material upfront payments to distributors, the agreements have included non-compete language. Based on the fact that the payments were incurred upfront at the time of the extensions, without as a general matter any subsequent risk of forfeiture, and that the distributor agreements have historically included non-compete language for which no additional consideration was paid, we believe the amounts were appropriately accounted for under GAAP as a current period expense.

Forms 10-Q for the Quarterly Periods Ended August 31, 2008 and November 30, 2008

Item 4T. Controls and Procedures

2. We note your response to prior comment 10. However, Item 307 of Regulation S-K requires a clear and definite statement disclosing the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-Q or Form 10-K in each report. As a result, please amend each of the Forms 10-Q for the quarterly period ended August 31, 2008 and November 30, 2008 to comply.

Response: We agree with the Staff’s comment and will include a clear and definite statement in our amendments to our Forms 10-Q for the quarterly periods ended August 31, 2008 and November 30, 2008 within Item 4(T) of each filing. Such disclosure will read as follows within each respective amendment:

August 31, 2008:

(a) Evaluation of Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as defined in Rule 13a- 15(e) of the Securities Exchange Act of 1934, as amended (the “Act” )) that are designed to provide reasonable assurance that information required to be disclosed by the Company, including the Company’s consolidated entities, in the reports that the Company files or submits under the Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the President and Chief Executive Officer (the “Principal Executive Officer” ) and the Chief Financial Officer (the “Principal Financial Officer”), as appropriate, to allow timely decisions regarding required disclosure. Prior to the filing of this report, the Company completed an evaluation under the supervision and with the participation of senior management, including the Company’s Principal Executive Officer and its Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2008. Based on this evaluation, Biomet’s Principal Executive Officer and its Principal Financial Officer concluded that, as a result of the material weakness in Biomet’s internal control over financial reporting discussed below, Biomet’s disclosure controls and procedures were not effective as of August 31, 2008.

In light of these conclusions, the Company has applied compensating procedures and processes as necessary to ensure the reliability of our financial reporting. Accordingly, management believes, based on its knowledge, that (i) this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by this report and (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented in this report.

Management, along with Biomet’s Board of Directors, has implemented remedial measures to address the material weakness discussed below. Biomet’s management has concluded that the consolidated financial statements referred above present fairly, in all material respects, Biomet’s financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

November 30, 2008:

(a) Evaluation of Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as defined in Rule 13a- 15(e) of the Securities Exchange Act of 1934, as amended (the “Act” )) that are designed to provide reasonable assurance that information required to be disclosed by the Company, including the Company’s consolidated entities, in the reports that the Company files or submits under the Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the President and Chief Executive Officer (the “Principal Executive Officer” ) and the Chief Financial Officer (the “Principal Financial Officer”), as appropriate, to allow timely decisions regarding required disclosure. Prior to the filing of this report, the Company completed an evaluation under the supervision and with the participation of senior management, including the Company’s Principal Executive Officer and its Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of November 30, 2008. Based on this evaluation, Biomet’s Principal Executive Officer and its Principal Financial Officer concluded that, as a result of the material weakness in Biomet’s internal control over financial reporting discussed below, Biomet’s disclosure controls and procedures were not effective as of November 30, 2008.

In light of these conclusions, the Company has applied compensating procedures and processes as necessary to ensure the reliability of our financial reporting. Accordingly, management believes, based on its knowledge, that (i) this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by this report and (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented in this report.

Management, along with Biomet’s Board of Directors, has implemented remedial measures to address the material weakness discussed below. Biomet’s management has concluded that the consolidated financial statements referred above present fairly, in all material respects, Biomet’s financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

In addition to our response to your comments, please note the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact either me at 574-372-3994 or Dan Florin, Senior Vice President and Chief Financial Officer at 574-372-1687.

Sincerely,

/s/ Kevin J. Sierks
Kevin J. Sierks
Vice President, Corporate Controller